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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No.______)*


                       Utah Resources International, Inc.
                   ------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.10 par value per share
                   ------------------------------------------
                         (Title of Class of Securities)



                                    917518102
                               ------------------
                                 (CUSIP Number)


                                    John Fife
                     President, Inter-Mountain Capital Corp.
                            360 East Randolph Street
                                   Suite 2403
                            Chicago, Illinois  60601
                                  312/565-1569
                   ------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)



                                  April 5, 1996
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box./ /

     Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of this section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP NO.  917518102                              Page     of       Pages
- --------------------------------                  ------------------------------


     (1)  Name of Reporting Person.  Inter-Mountain Capital Corp.
          S.S. or I.R.S. Identification No. of Above Person.  FEIN  36-4075407

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     (2)  Check the Appropriate Box if a Member of a Group* (a) / /
                                                            (b) / /
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     (3)  SEC Use Only

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     (4)  Source of Funds*  WC
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     (5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                              / /
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     (6)  Citizenship or Place of Organization.  Delaware
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 Number of     (7)  Sole Voting Power.  2,500 plus an indeterminate number
  Shares            constituting 51%
Beneficially   -----------------------------------------------------------------
  Owned By     (8)  Shared Voting Power. 0
   Each        -----------------------------------------------------------------
 Reporting     (9)  Sole Dispositive Power.  2,500 plus an indeterminate number
  Person            constituting 51%.
   With        -----------------------------------------------------------------
               (10) Shared Dispositive Power.  0
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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person.  2,500
          plus an indeterminate number constituting 51%.
     ---------------------------------------------------------------------------
     (12) Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*
          / /
     ---------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11).  51%
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     (14) Type of Reporting Person*  HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                     (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D"), relates to the Common, $.10 par value per share stock of Utah Resources International, Inc. (the "Issuer") (the "Stock"). The principal executive office of the Issuer is at 297 West Hilton Drive Suite #4, St. George, Utah 84770.

Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Inter-Mountain Capital Corp., a Delaware corporation, authorized to do business in Utah (the "Company"). The Company's business address is 360 East Randolph Street, Suite 2403, Chicago, Illinois 60601. John Fife, a United States citizen, is the President, sole director and sole shareholder of the Company. John Fife's


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business address is 360 East Randolph Street, Suite 2403, Chicago, Illinois
60601. John Fife's present principal occupation is that of a business owner and private investor. During the last five (5) years, neither the Company nor John Fife has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither the Company nor John Fife has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and consequently, neither has been nor is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to the terms of a Letter of Intent by and between the Issuer and the Company, dated as of April 5, 1996 (the "Letter of Intent"), and subject to the satisfaction of certain conditions and contingencies, such as, the preparation and execution of a definitive agreement, the Company's due diligence investigation, obtaining fairness opinions relating to the transaction and the spin-off of MidWest Railroad Construction and Maintenance Company ("MWRCM"), and necessary regulatory consents, the Issuer entering into a written employment agreement with Gerry Brown, President of the Issuer's real estate division, after spinning off MWRCM to Robert and Judith Wolff, the prior owners of MWRCM, the Issuer has agreed to issue and the Company has agreed to purchase a majority interest in the Issuer's Stock. At the closing of the acquisition of Stock, which, if all contingencies and conditions are satisfied or waived, would occur within sixty (60) days of April 5, 1996 (the "Closing"), the Company would acquire the number of shares of the Issuer's stock, necessary so that the Company will own at least fifty-one percent (51%) of the Issuer's Stock then outstanding as of the Closing. Issuer's Stock purchased from the Issuer shall be at a price equal to Three and 35/100 Dollars ($3.35) per share (the "Purchase Price"). At the Closing, the Company would pay the Issuer ten percent (10%) of the Purchase Price via wire transfer, using working capital of the Company. The balance of the purchase price would be evidenced by the Company's Installment Note (the "Note"), in an amount equal to ninety percent (90%) of the purchase price. The Note would bear interest at the rate equal to the mid-term applicable federal rate published by the Internal Revenue Service, pursuant to Section 1274(d) of the Internal Revenue Code of 1986, as amended, in effect at the time of the Closing. The Note would be secured by a pledge of the Stock.

Item 4.  Purpose of Transaction.

     (a) Acquisition by any Person of Additional Securities of the Issuer, or the Disposition of Securities of the Issuer.

     If the transactions contemplated by the Letter of Intent are consummated, under the terms of the Letter of Intent, the Issuer has granted the Company an option to acquire one hundred fifty thousand (150,000), or more, additional shares of the capital stock of the Issuer at an exercise price of Three and 35/100 Dollars ($3.35) per share, such that the Company, under the terms of the options, would have, at all times, the right to own fifty-one percent (51%) of the Issuer's Stock then outstanding as of the Closing. The option to acquire this stock is exercisable for a period of ten
(10) years from the date of the Closing.

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     Prior to the Company entering into the Letter of Intent with the Issuer,
John Fife entered into a Letter Agreement, by and among, John Fife, Ernest Muth ("Muth"), of 1207 East South Temple, Salt Lake City, Utah 84102 and Thomas F. Ralphs ("Ralphs"), of 245 North Vine, Salt Lake City, Utah 84113, and Precious Metals, Inc., a Utah corporation, dated as of March 30, 1996 (the "Letter Agreement"), which Letter Agreement John Fife intends to assign to the Company. Under the terms of the Letter Agreement, John Fife has the option to purchase all, but not less than all, of the shares of stock of the Issuer held by or beneficially owned or controlled by Muth and Ralphs (approximately 90,000 shares) at an option exercise price per share of Four Dollars ($4.00). John Fife paid Muth and Ralphs an aggregat of Fifteen Thousand Dollars
($15,000), which amount is a non-refundable option payment to be applied to the ultimate purchase price. On May 1, 1996, John Fife or the Company will pay Muth and Ralphs Five Thousand Dollars ($5,000), which amount is a non-refundable option payment to be applied to the ultimate purchase price. This option expires within sixty (60) days of March 30, 1996 and during the option period, John Fife was granted a proxy to vote the shares held by Muth and Ralphs.
Upon exercise of this option, Muth and Ralphs shall assign to the Company all their rights and obligations under that certain Settlement Agreement dated
April 6, 1993 executed in connection with a lawsuit filed in the Third
District of Salt Lake County, Utah, Civil No. C-87-1632.

     (b) Extraordinary Corporate Transaction, such as a Merger, Reorganization or Liquidation, Involving the Issuer or any of its Subsidiaries.

     In the event the transactions contemplated by the Letter of Intent are consummated, then within six (6) months following the Closing, it is contemplated that the Issuer would either (i) cause a 12,500 to 1 share reverse split of the Issuer's shares to shareholders of record as of April 5, 1996, at a purchase price equal to Three and 35/100 Dollars ($3.35) per share, with fractional shareholders given the option to purchase additional shares to round up to one whole share following the reverse split; or (ii) to make an offer to purchase all outstanding shares of the Issuer's stock from any shareholder wishing to tender such shares (the "Tender").

     (c) A Sale or Transfer of a Material Amount of the Assets of the Issuer or any of its Subsidiaries.

     As a condition to the Closing of the transactions contemplated by the Letter of Intent, Issuer shall enter into an agreement upon terms and conditions acceptable to the Company, with MWRCM, Robert D. Wolff and Judith
J. Wolff (Robert D. Wolff and Judith J. Wolff together are the "Wolffs"), whereby the shares of MWRCM owned by the Issuer shall be spun off to the Wolffs.

     (d) Any Change in the Present Board of Directors or Management of the Issuer, Including any Plans or Proposals to Change the Number or Term of Directors or to Fill any Existing Vacancies on the Board.


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     In the event the transactions contemplated by the Letter of Intent are consummated, then when the Closing occurs the Company shall receive the written resignations of all of the officers of the Issuer as the Company shall request and the Board of Directors of the Issuer shall elect John Fife, President and Chief Executive Officer of the Issuer.

     (e) Any Material Change in the Present Capitalization or Dividend Policy of the Issuer.

     None at this time, although the Company reserves the right to consider such actions.

     (f) Any Other Material Change in the Issuer's Business or Corporate Structure Including but not Limited to, if the Issuer is a Registered Closed-end Investment Company, any Plans or Proposals to Make any Changes in its Investment Policy for which a Vote is Required by
          Section 13 of the Investment Company Act of 1940.

     None at this time, although the Company reserves the right to consider such actions.

     (g) Changes in the Issuer's Charter, Bylaws or Instruments Corresponding Thereto or Other Actions which may Impede the Acquisition of Control of the Issuer by any Person.

     During the term of the Letter of Intent, the Issuer shall not issue any additional shares or sell any additional shares of its capital stock, instruments convertible into shares, other than as contemplated and addressed in
Item 4 above.

     (h) Causing a Class of Securities of the Issuer to be Delisted from a National Securities Exchange or to Cease to be Authorized to be Quoted in an Inter-dealer Quotation System of a Registered National Securities Association.

     If the transactions contemplated by the Letter of Intent are consummated, it may cause a class of securities of the Issuer to be delisted from a national securities exchange or cause a class of securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association. See the response to item 4(b).

     (i) A Class of Equity Securities of the Issuer Becoming Eligible for Termination of Registration Pursuant to Section 12(g)(4) of the Act.

     If the transactions contemplated by the Letter of Intent are consummated, it may cause a class of securities of the Issuer to be delisted from a national securities exchange or cause a class of securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, pursuant to Section 12(g)(4) of the Act. See the response to Item 4(b).

     (j)  Any Action Similar to any of those Enumerated Above.

     None.


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Item 5.  Interest in Securities of the Issuer.

     (a)  See the responses to Items 3 and 4.

     (b)  See the response to Item 4(a).

     (c) See the response to Item 4(a). John Fife acquired 2,500 shares of the Issuer's stock on January 22, 1996, from market purchases, for the aggregate purchase price of Two Thousand Five Hundred One Dollars ($2,501).

     (d) No other person is known by the Company to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See the responses to Items 3 and 4.


Item 7.  Materials to Be Filed as Exhibits.

     Exhibit 1.  Letter of Intent
     Exhibit 2.  Letter Agreement

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        4/15/96                           /s/    John Fife
__________________________________           __________________________________
            Date                                     Signature


                                                   President
                                             __________________________________
                                                     Name/Title


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